UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 08, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

**ITEM 7: DEPARTURE OF CERTAIN CORPORATE OFFICERS**

On December 8, 2023, it has come to the attention of Mr. Jake P. Noch that the strategic initiative plan has encountered challenges, as evidenced by a significant decline in the company’s share price. Consequently, Mr. Noch has made the decision to revoke the previously announced moratorium on reverse stock splits. This action is perceived by Mr. Noch as an imperative step to uphold his fiduciary responsibilities to Music Licensing, Inc. However, he acknowledges the potential impact on shareholder confidence and, in light of this, issued the following letter on December 8, 2023, the full text of which is available under the section with the headline “Letter to Shareholders from the Desk of Jake P. Noch.”

Mr. Noch intends to remain in his current position until the completion of the reverse stock split and other strategic initiatives, including the appointment and training of new CEO(s) and other executive team members. His Family Office, through a court-approved 3(a)(10) exemption arrangement, will continue to play an integral role in funding the company’s operations, ensuring the maintenance of salaries, including Mr. Noch’s own salary, to avoid triggering the severance package outlined in the court-approved agreement. Mr. Noch aims to be classified as a Non-affiliate to ensure operational stability and will encourage the acquisition of royalty stakes using the court-approved 3(a)(10) exemption in his employment agreement.

**LETTER TO SHAREHOLDERS FROM THE DESK OF JAKE P. NOCH**

Dear Valued Shareholders,

I trust this message finds you well. It is with a profound sense of responsibility and after considerable introspection that I share a momentous decision that will profoundly impact the future trajectory of Music Licensing, Inc.

This decision has not been arrived at lightly, and I have taken the time to delve deep into the heart of our company’s journey. It is with sincere introspection that I’ve come to the realization that my role as the founder and CEO may not be the best fit for the evolving needs and aspirations of Music Licensing, Inc. Despite my unwavering belief in the company’s potential, I acknowledge with humility that I’ve fallen short of the ambitious goals I set for myself.

After careful consideration, I’ve made the difficult choice to step down as CEO. This decision is not a hasty one; rather, it is a result of a prolonged and thoughtful examination of what is in the best interests of Music Licensing, Inc. and, by extension, its valued shareholders. To ensure a seamless transition, I will be actively involved in selecting a new CEO who can bring a fresh perspective and the necessary expertise to lead the company into its next chapter.

I am committed to providing ongoing financial support to Music Licensing, Inc. through the Jake P. Noch Family Office, LLC, even after my departure. This support underscores my dedication to witnessing the company not just survive but flourish, and I genuinely believe this transition is a strategic and necessary step toward achieving that goal.

Furthermore, I am pleased to announce that I will stay on in my current role until the new leadership team has been fully integrated and trained. This ensures a smooth and efficient transition, allowing for the continuity of operations and maintaining the momentum we’ve built together.

I would also like to extend my deepest gratitude to our esteemed Board of Directors, whose guidance and support have been invaluable throughout our journey. Their wisdom and commitment have been instrumental in shaping the direction of Music Licensing, Inc.

Additionally, a heartfelt thank you goes out to the dedicated staff who have been with the company since its launch in January 2018. Your hard work, dedication, and passion have played a pivotal role in our achievements. I am truly grateful for the collaborative spirit and unwavering commitment that each member of our team has demonstrated.

I extend my heartfelt gratitude to each shareholder, our Board of Directors, and our dedicated staff for your enduring support throughout this transformative journey. This decision has been made with the utmost sincerity and a deep appreciation for the trust you have placed in me. Together, we have achieved significant milestones, and I am immensely proud of what we have accomplished. I remain optimistic about the bright future that lies ahead for Music Licensing, Inc.

Thank you for your understanding and unwavering support. I eagerly anticipate witnessing the continued success of our beloved company under new and inspired leadership.

Sincerely,

Jake P. Noch

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	December 8, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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